MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 November 2003

03 NOV 18 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03037495

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12 November 2003, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interest in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 11/19

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	8,675,600
State Street Nominees Limited	542,000
State Street Bank & Trust	18,098,400
Mellon Bank	5,180,839
State Street Nominees Ltd	184,300
Brown Brothers Harriman	130,400
Brown Brothers Harriman Ltd. Lux	74,036
Chase Manhattan Bank London	5,049,910
Chase Nominees Ltd	279,170
Chase Nominees Limited	5,194,000
Northern Trust	1,502,000
Chase Nominees Ltd	7,573,000
Chase Manhattan Bank London	31,267
Bank of New York London	752,800
Northern Trust	1,545,000
Nortrust Nominees Ltd	2,307,000
J P Morgan	492,400
HSBC	2,873,336
Total	**60,485,458**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

10 November 2003

12. Total holding following this notification

60,485,458

13. Total percentage holding of issued class following this notification

11.466%

14. Any additional information

The notifiable interests include interests held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1)(h) of the Companies Act 1985. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary Gregory J McMahon

Date of notification

11 November 2003

Fidelity Investments®

1 2 NOV 2003

November 10, 2003

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-909

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Investments®

Amendment #10

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MyTravel Group Plc.

2. Notifiable Interest: Ordinary Shares + Convertibles

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 10

Security: Mytravel Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	8,675,600	FMRCO	Chase Nominees Limited
	542,000	FMRCO	State Street Nominees Limited
	18,098,400	FMRCO	State Street Bank & Trust
	5,180,839	FMRCO	Mellon Bank
	184,300	FMTC	State Street Nominees Ltd.
	130,400	FMTC	Brown Brothers Harriman
	5,049,910	FISL	Chase Manhattan Bank London
	279,170	FISL	Chase Nominees Ltd
	5,194,000	FPM	Chase Nominees Ltd
	1,502,000	FPM	Northern Trust
	7,573,000	FIL	Chase Nominees Ltd
	752,800	FIL	Bank of New York London
	1,545,000	FIL	Northern Trust
	2,307,000	FIL	Nortrust Nominees Ltd
	492,400	FIL	JP Morgan
	2,873,336	FIL	HSBC Client Holdings Nominee (UK) Limited
	31,267	FIL	Chase Manhattan Bank London
	74,036	FIL	Brown Brothers Harriman Ltd. LUX

The following shares are from the assumed conversion of 26,153,298 convertible securities

	558,033	FISL	Chase Nominees Ltd
	147,990	FIL	Brown Brothers Harriman Ltd. LUX
	5,022,298	FIL	HSBC Client Holdings Nominee (UK) Limited
	62,499	FIL	Chase Manhattan Bank London
	112,867	FIL	Brown Brothers Harriman

Total Ordinary Shares+Convertibles 66,389,145

Current ownership percentage: 12.69% 11.466

Shares in issue: 522,969,174 527,329,496.

Change in holdings since last filing: +8,593,993 *ordinary shares*